FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 31, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[LOGO]

Interim Report
January 1 – June 30, 2005

www.sek.se

[GRAPHIC]

BUSINESS ACTIVITIES

The market continued to be characterized by high liquidity and strong price competition. Even so, SEK reached its highest level of new lending transactions ever during the first six-month period of 2005. Increased volumes were reached in the financial sector and the public sector, as well as for infrastructure credits. The corporate sector had overall low borrowing activities and a low level of investments which, combined with fierce competition within the international banking system, resulted in a lower number of transactions than expected. The margins were lower than previously in all sectors.

SEK’s total volume of new customer financial transactions during the first six months of 2005 amounted to Skr 25.5 billion (11.2).

New customer financial transactions:

(Skr billion)	January- June, 2005	January- June, 2004
Export credits	4.1	2.1
Infrastructure credits	7.1	3.1
Other direct lending	11.5	4.0
Syndicated customer transactions	2.8	2.0
Total	25.5	11.2

The aggregate amount of outstanding offers for new credits has continued to increase during the period and reached Skr 47.8 billion at period-end (y-e: 39.1).

The total amount of credits outstanding and credits committed though not yet disbursed also increased during the period and amounted to Skr 89.3 billion at period-end (y-e: 73.4), of which Skr 72.4 billion (y-e: 57.9) represented credits outstanding.

In August, SEK expanded its financial consulting services through an acquisition, which gives SEK a strengthened strategic position within the segment.

Borrowings

During the period the volume of new long-term borrowings, i.e., borrowings with original maturities exceeding one year, reached the equivalent of Skr 29.2 billion (23.8) or USD 4.1 billion (3.3).

FINANCIAL HIGHLIGHTS

(Amounts (other than%) in mn) (* 1 USD = 7.8175 Skr)	June 30 2005	June 30 2005	June 30 2004	Dec 31 2004
	USD*	Skr	Skr	Skr
Earnings
Operating profit	30	238.3	307.8	611.8
Net profit for the period	21	165.8	221.4	439.6
Pre-tax return on equity	14.1%	14.1%	20.9%	20.7%
After-tax return on equity	10.1%	10.1%	15.0%	14.9%
Customer operations
Total customer financial transactions	3,259	25,478	11,254	27,521
of which offers for new credits accepted by borrowers	2,898	22,656	9,224	22,748
Credits, outstanding and undisbursed	11,429	89,349	74,063	73,384
Borrowing operations
New long-term borrowings	4,135	29,199	23,812	38,803
Outstanding senior debt	23,132	180,838	141,909	141,131
Outstanding subordinated debt	410	3,208	3,098	2,765
Total assets	25,503	199,373	163,559	162,066
Capital
Capital adequacy ratio	15.9%	15.9%	16.9%	16.3%
Adjusted capital adequacy ratio	17.3%	17.3%	18.5%	17.9%

The definition of the Financial Highlights are included in SEK’s 2004 Annual Report (Note 33). Customer financial transactions refer to new accepted credits and syndicated customer transactions.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ), Västra Trädgårdsgatan 11B, P.O. Box 16368,
SE-103 27 Stockholm, Phone +46 8 613 83 00, Corp Id No 556084-0315. www.sek.se

SEK has proceeded the year 2005 with high activity in the capital markets. SEK’s borrowing operations continues to stand on a stable and well-diversified foundation. In June, a EUR 50 million non-perpetual subordinated debt maturing in 2010 was redeemed and replaced by a similar structure maturing in 2015. SEK has continued to issue global bonds. In July, SEK’s fourth global USD-denominated bond issue, which amounted to USD 1 billion with a five-year maturity, was launched.

INCOME STATEMENT

Return on Equity

Return on equity was 14.1 percent (20.9) before taxes, and 10.1 percent (15.0) after taxes, respectively.

Results

Operating profit was Skr 238.3 million (307.8).

Net interest earnings totaled Skr 369.2 million (418.0). The decrease in net interest earnings was due mainly to a decline in earnings from the investment portfolio (see below).

The contribution to net interest earnings from debt-financed assets was Skr 276.1 million (279.5). Lower margins on debt-financed assets were mainly compensated by higher volumes.  Average volume of debt-financed assets totaled Skr 155.5 billion (136.2), and the average margin of such volume was 0.36 percent p.a. (0.41).

The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK’s equity, decreased substantially to Skr 93.1 million (138.5). The decline was due to a significant lower average yield in the portfolio where some long-term, fixed-rate assets with high interest rates have matured and been reinvested at substantially lower interest rates.

Administrative expenses totaled Skr 119.4 million (113.2), not including any expected costs related to the general incentive system (9.1). The increase in administrative expenses was due mainly to costs related to new regulations regarding capital adequacy, financial reporting, and corporate governance. Some of these costs are also included in commissions incurred.

Depreciations of non-financial assets amounted to Skr 15.0 million (12.3).

No credit losses were incurred.

BALANCE SHEET

Total Assets and Liquidity

SEK’s total assets at period-end increased to Skr 199.4 billion (y-e: 162.1). The increase was due to high volumes of new transactions but also to currency exchange effects related to a weaker Swedish krona.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. This means that SEK has funded all its outstanding commitments through maturity.

There have been no major shifts in the break-down of SEK’s counterparty risk exposures. Of the total risk exposures, 71 percent (y-e: 70) were against banks, mortgage institutions and other financial institutions; 15 percent (y-e: 15) were against highly rated OECD states; 8 percent (y-e: 9) were against corporations; and 6 percent (y-e: 6) were against local and regional authorities.

Capital Adequacy

SEK has a capital adequacy ratio well above the minimum required by law. At period-end, SEK’s adjusted total capital adequacy ratio was 17.3 percent (y-e: 17.9), of which 11.0 percent (y-e: 11.9) represented adjusted Tier-1. The adjusted capital adequacy ratios are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio (which does not take into account the guarantee capital) was 15.9 percent at period-end (y-e: 16.3), of which 9.6 percent (y-e: 10.2) represented Tier-1.

In July, SEK submitted an application to the Swedish Financial Supervisory Authority related to the use of the Internal Ratings Based Approach when calculating risk-weighted claims under Basel II. The new capital adequacy regulations are expected to be effective by January 1, 2007.

[GRAPHIC]

SEK is wholly-owned by the Kingdom of Sweden. SEK’s objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK’s balance sheet and assets are of high quality. SEK’s long-term debt rating is AA+ from Standard & Poor’s and Aa1 from Moody’s.

INCOME STATEMENTS

	January-June, 2005		January-June, 2004		January-December, 2004
SEK (exclusive of the S-system)	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company	Group	Company
Interest revenues	2,912.0	2,913.4	2,480.0	2,481.4	5,055.4	5,058.2
Interest expenses	-2,542.8	-2,542.9	-2,062.0	-2,062.0	-4,253.7	-4,253.9
Net interest revenues	369.2	370.5	418.0	419.4	801.7	804.3
Commissions earned	6.9	3.1	9.1	3.7	15.9	6.9
Commissions incurred	-16.8	-16.7	-8.6	-8.6	-17.2	-17.3
Remuneration from the S-system	12.3	12.3	9.8	9.8	17.9	17.9
Net results of financial transactions	1.2	1.1	4.8	4.8	5.3	5.4
Other operating income	0.2	1.7	0.5	0.6	0.3	1.4
Administrative expenses	-119.4	-116.2	-113.2	-112.3	-230.3	-227.4
Depreciations of non-financial assets	-15.0	-13.9	-12.3	-11.2	-26.4	-24.2
Other operating expenses	-0.3	0.0	-0.3	0.0	-0.7	-0.1
Recovered credit loss	—	—	—	—	45.3	45.3
Operating profit	238.3	241.9	307.8	306.2	611.8	612.2
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	9.9
Taxes (Note 1)	-72.5	-73.0	-86.4	-85.7	-172.2	-174.5
Net profit for the period	165.8	168.9	221.4	220.5	439.6	447.6

Earnings per share, Skr (Note 5)	167		224		444

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr mn)	January-June, 2005	January-June, 2004	January-December, 2004
Interest revenues	173.8	197.1	384.1
Interest expenses	-146.3	-173.6	-350.2
Net interest revenues	27.5	23.5	33.9
Remuneration to SEK	-12.3	-9.8	-17.9
Foreign exchange effects	-3.1	1.2	2.9
Reimbursement from the State	-12.1	-14.9	-18.9
Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)	April-	January-	October-	July-
Consolidated Group (Skr mn)	June, 2005	March, 2005	December, 2004	September, 2004
Interest revenues	1,518.4	1,393.6	1,320.4	1,255.0
Interest expenses	-1,332.6	-1,210.2	-1,130.5	-1,061.2
Net interest revenues	185.8	183.4	189.9	193.8
Operating revenues	5.2	15.4	51.4	9.1
Operating expenses	-78.3	-73.2	-75.0	-65.2
Operating profit	112.7	125.6	166.3	137.7
Taxes	-34.5	-38.0	-47.1	-38.7
Net profit for the period	78.2	87.6	119.2	99.0

BALANCE SHEETS

	June 30, 2005			December 31, 2004
	Consolidated	Parent	Of which	Consolidated	Parent	Of which
(Skr mn)	Group	Company	S-system	Group	Company	S-system
ASSETS

Cash in hand	0.0	0.0	—	0.0	0.0	0.0
Treasuries/government bonds	1,985.7	1,985.7	0.0	2,709.3	2,709.3	59.7
Of which current assets	(1,694.5)	(1,694.5)	0.0	(2,436.4)	(2,436.4)	(59.7)
Of which fixed assets	(291.1)	(291.1)	—	(272.9)	(272.9)	—
Credits to credit institutions (Note 3)	14,326.7	14,326.0	4,142.3	12,773.9	12,771.2	3,196.5
Credits to the public (Note 3)	25,815.5	25,815.5	3,742.7	19,948.4	19,948.4	3,551.0
Other interest-bearing securities	142,900.2	142,900.2	—	115,279.2	115,279.2	—
Of which current assets	(103,837.5)	(103,837.5)	—	(84,150.1)	(84,150.1)	—
Of which fixed assets	(39,062.7)	(39,062.7)	—	(31,129.1)	(31,129.1)	—
Of which credits (Note 2)	(38,652.9)	(38,652.9)	—	(31,106.2)	(31,106.2)	—
Shares in subsidiaries	n.a.	118.5	—	n.a.	118.5	—
Non-financial assets	203.4	90.5	—	215.7	101.8	—
Other assets	10,379.0	10,457.1	7.0	7,676.7	7,752.7	0.9
Prepaid expenses and accrued revenues	3,762.5	3,761.5	121.6	3,463.0	3,462.9	104.1
Total assets (Note 4)	199,373.0	199,455.0	8,013.6	162,066.2	162,144.0	6,912.2

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS’ FUNDS

Borrowing from credit institutions	491.5	501.5	6.0	700.9	710.9	1.5
Borrowing from the public	40.4	45.3	0.0	81.1	86.0	0.0
Senior securities issued	180,306.1	180,306.1	365.7	140,348.6	140,348.6	524.7
Other liabilities	7,756.0	7,796.4	95.1	11,177.6	11,218.5	103.8
Lending/(borrowing) between SEK and the S-system	—	—	7,410.9	—	—	6,170.9
Accrued expenses and prepaid revenues	3,622.1	3,621.1	135.9	3,210.1	3,207.6	111.3
Allocations	391.2	17.5	—	391.4	17.6	—
Subordinated securities issued	3,208.1	3,208.1	—	2,764.7	2,764.7	—

Total liabilities and allocations	195,815.4	195,496.0	8,013.6	158,674.4	158,353.9	6,912.2

Untaxed reserves	n.a.	1,334.6	—	n.a.	1,334.6	—

Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,169.9	208.3	—	1,170.8	209.4	—
Total non-distributable capital	2,159.9	1,198.3	—	2,160.8	1,199.4	—
Profit carried forward	1,231.9	1,257.2	—	791.4	808.5	—
Net profit for the period	165.8	168.9	—	439.6	447.6	—
Total distributable capital	1,397.7	1,426.1	—	1,231.0	1,256.1	—
Total shareholders’ funds	3,557.6	2,624.4	—	3,391.8	2,455.5	—
Total liabilities, allocations and shareholders’ funds	199,373.0	199,455.0	8,013.6	162,066.2	162,144.0	6,912.2

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	88.3	88.3	—	98.5	98.5	—

CONTINGENT LIABILITIES	None	None	None	None	None	None

COMMITMENTS
Committed undisbursed credits	17,851.9	17,851.9	9,816.3	16,352.6	16,352.6	10,225.6

Specification of Change in Shareholders’ Funds

Consolidated Group

(Skr mn)	January-June, 2005	January-December, 2004
Opening balance of shareholders’ funds	3,391.8	2,952.2
Dividend paid	—	—
Net profit for the period	165.8	439.6
Closing balance of shareholders’ funds	3,557.6	3,391.8

STATEMENTS OF CASH FLOWS, SUMMARY

	January-June, 2005		January-June, 2004
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net cash used in (-)/provided by (+) operating activities	-40,148.0	-40,148.0	-9,418.4	-9,418.4
Net cash used in (-)/provided by (+) investing activities	-2.7	-2.7	-23.5	-23.5
Net cash used in (-)/provided by (+) financing activities	40,150.7	40,150.7	9,441.9	9,441.9
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK’s guarantee capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr mn)

I. Capital requirement

	Consolidated Group						Parent Company
	June 30, 2005			December 31, 2004			June 30, 2005			December 31, 2004
		Weighted	Required		Weighted	Required		Weighted	Required		Weighted	Required
	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital	Claims	claims	capital
On-balance sheet items	199,373	39,154	3,132	162,066	34,385	2,751	199,455	39,236	3,138	162,144	34,466	2,757
Off-balance sheet items	18,492	2,944	236	17,273	2,891	232	18,492	2,944	236	17,273	2,891	232
Other exposures	n.a.	26	2	e.t.	36	3	n.a.	26	2	e.t.	36	3
Total	217,865	42,124	3,370	179,339	37,312	2,986	217,947	42,206	3,376	179,417	37,393	2,992

Breakdown by category:
A. Riskweight 0%	56,881	—	—	46,327	—	—	56,881	—	—	46,327	—	—
B1. Riskweight 10%	5,643	564	45	4,183	418	33	5,643	564	45	4,183	418	33
B2. Riskweight 20%	116,069	23,214	1,857	96,291	19,258	1,541	116,069	23,214	1,857	96,288	19,258	1,541
C. Riskweight 50%	542	271	22	816	408	33	542	271	22	816	408	33
D. Riskweight 100%	14,458	14,458	1,157	14,470	14,470	1,158	14,540	14,540	1,163	14,551	14,551	1,164
E. Market exposures	24,272	3,617	289	17,252	2,758	221	24,272	3,617	289	17,252	2,758	221
Total	217,865	42,124	3,370	179,339	37,312	2,986	217,947	42,206	3,376	179,417	37,393	2,992

II. Capital base (A)

	Consolidated Group		Parent Company
	6/2005	12/2004	6/2005	12/2004
Tier-1 capital	4,024	3,823	4,057	3,852
Tier-2 capital	2,674	2,256	2,670	2,252
Of which:
Upper Tier-2	2,202	1,806	2,198	1,802
Lower Tier-2	472	450	472	450
Total	6,698	6,079	6,727	6,104

Adjusted Tier-1 capital	4,624	4,423	4,657	4,452
Adjusted Total	7,298	6,679	7,327	6,704

III. Capital Adequacy Ratio

	Consolidated Group		Parent Company
	6/2005	12/2004	6/2005	12/2004
Total	15.9%	16.3%	16.0%	16.3%
Of which:
Tier-1 ratio	9.6%	10.2%	9.6%	10.3%
Tier-2 ratio	6.3%	6.1%	6.4%	6.0%
Of which:
Upper Tier-2 ratio	5.2%	4.9%	5.3%	4.8%
Lower Tier-2 ratio	1.1%	1.2%	1.1%	1.2%
Adjusted Total	17.3%	17.9%	17.4%	17.9%
Of which: Adj. Tier-1 ratio	11.0%	11.9%	11.0%	11.9%

IV. Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
			Positive		Negative		Positive	Negative	Positive	Negative
	Nominal	Converted	real	Potential	real	Weighted	book	book	book	book
	amounts	claims	exposures	exposures	exposures	claims	values	values	values	values
June 30, 2005
Derivative financial contracts
Currency related agreements	155,814	7,148	4,375	2,773	2,233	1,477	4,040	702	4,003	143
Interest rate related contracts	201,807	1,343	874	469	7,052	307	341	3,620	1,167	887
Equity related contracts	5,640	705	327	378	211	146	11	0	10	—
Commodity related contracts, etc.	3,104	282	44	238	208	119	—	—	6	—
Total derivative contracts	366,365	9,478	5,620	3,858	9,704	2,049	4,392	4,322	5,186	1,030
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	88	88	—	88	—	—
Undisbursed credits	17,852	8,926	—	8,926	—	895
Total	384,305	18,492	5,620	12,872	9,704	2,944

December 31, 2004
Derivative financial contracts:
Currency related agreements	113,687	3,746	908	2,838	7,399	763	827	2,300	4,022	3,167
Interest rate related contracts	124,437	1,018	641	377	6,799	225	129	3,113	1,068	64
Equity related contracts	45,199	4,037	629	3,408	1,008	842	18	556	575	8
Commodity related contracts, etc.	2,499	198	4	194	177	98	—	—	—	—
Total derivative contracts	285,822	8,999	2,182	6,817	15,383	1,928	974	5,969	5,665	3,239
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	98	98	—	98	—	—
Undisbursed credits	16,353	8,176	—	8,176	—	963
Total	302,273	17,273	2,182	15,091	15,383	2,891

(A)      The capital base includes the profit for the six-month period ended June 30, 2005. Tier-2 capital in the form of non-perpetual, subordinated loan amounting to EUR 50 million maturing June 21, 2010, have been redeemed and replaced by a similar transaction maturing June 30, 2015.

(B)        In accordance with SEK’s policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

(Skr billion)

	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
Consolidated Group and Parent Company:	June 30, 2005		December 31, 2004		June 30 2005		December 31, 2004		June 30, 2005		December 31, 2004
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	30.4	15	25.4	15	24.2	13	19.4	13	6.2	34	6.0	35
Municipalities	12.6	6	10.5	6	11.6	7	10.1	7	1	5	0.4	2
Mortgage institutions	7.7	4	4.3	3	7.7	4	4.3	3	—	—	—	—
Banks	99.1	49	77.1	46	90.9	49	71.5	47	8.2	44	5.6	33
Other credit institutions	37.6	18	35.7	21	35.2	19	31.2	21	2.4	13	4.5	26
Corporations	16.0	8	14.9	9	15.3	8	14.2	9	0.7	4	0.7	4
Total	203.4	100	167.9	100	184.9	100	150.7	100	18.5	100	17.2	100

NOTES

Accounting principles:  The accounting principles described in SEK’s Annual Report for the year 2004 have been applied unchanged.

Implementation of International Financial Reporting Standards: According to the EU directives on the application of international accounting standards, consolidated accounts of companies with listed debt or equity instruments should be prepared in conformity with the International Financial Reporting Standards (“IFRS”) that have been endorsed for application in the EU from January 1, 2005. However, according to article 9 of the regulation, EU member states may decide that companies that have issued listed debt securities but not issued listed equity instruments in a regulated market in the EU may start the application of IFRS from January 1, 2007. Since SEK will be subject to these transitional provisions, due to the fact that SEK has issued listed debt securities but not issued listed equity instruments, the application of IFRS will not be compulsory for SEK until January 1, 2007.

SEK has identified the accounting rules for financial instruments that are contained in IAS 39 and IAS 32 as the area where the implementation of IFRS will have the highest impact compared to present accounting policies. Specifically, the detailed rules for hedge accounting in IAS 39 will create the most significant amendments to SEK’s present accounting policies. The present rules for hedge accounting according to Swedish GAAP differ significantly from the rules in IAS 39.

A conversion project for applying IFRS is in progress. As the rules in IAS 39 have continued to develop during 2005, no final assessment has been made. SEK are thoroughly following the current development within IASB and legislative bodies. The project is evaluating which methods for hedge accounting or equivalent treatment to be used in accordance with IAS 39 best present a true and fair view of SEK’s hedging activities.

Note 1.  Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%), and, as from 2005, due to new tax regulation, with addition to certain tax costs related to holding untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

Note 2.  Represents credits granted against documentation in the form of interest-bearing securities.

Note 3.  In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 0.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 0.0).

Note 4.  The amount of total assets at period-end, Skr 199.4 billion, was approximately Skr 7.5 billion higher than it would have been if the currency exchange rates as of December 31, 2004, had been unchanged.

Note 5.  Earnings per share: Net profit for the period divided by the number of shares.

References herein to “Skr” mean Swedish kronor.

The exchange rate on June 30, 2005, was Swedish kronor 7.8175 to the US dollar (June 30, 2004: 7.5475; December 31, 2004: 6.6125).

Amounts stated herein relate to June 30 or December 31, in the case of positions, and the six-month period ended June 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.

Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.

References herein to “credits” mean credits as defined under the “old format”, unless otherwise indicated.

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions.  Forward-looking statements are based on current plans, estimates and projections.  Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others, changes in general economic business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

Stockholm, August 31, 2005

AB SVENSK EXPORTKREDIT

Swedish Export Credit Corporation

Peter Yngwe

President

Auditors’ Review Report

We have reviewed the interim report for the six-month period ended June 30, 2005, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, August 31, 2005

Gunnar Abrahamson	Per Bergman	Curt Öberg
Authorized Public	Authorized Public	Authorized Public
Accountant	Accountant	Accountant
(Appointed by the		(Appointed by the
Swedish Financial		Swedish National
Supervisory Authority)		Audit Office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 31, 2005

AB Svansk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President